UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Highlights

➢	Double-digit growth in consolidated sales for fourth-quarter and full-year 2008

➢	Full-year Television Broadcasting sales growth of 4.7% and operating segment income growth of 4.9%, exceeding guidance

➢	Continued growth in Sky sales and operating segment income increasing 11.3% and 7.1%, respectively, during the fourth-quarter

➢	Year-end consolidated cash position of Ps.42.7 billion, of which more than 70% is denominated in foreign currency

➢	Record high sign-on to sign-off audience share of 72.3% during 2008

Consolidated Results

Mexico City, D.F., February 26, 2009—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for fourth-quarter and full-year 2008. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the years ended December 31, 2008 and 2007, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2008 with 2007:

	2008[1]	Margin %	2007[1]	Margin %	Change[1] %
Consolidated net sales	47,972.3	100	40,465.5	100	18.6
Consolidated operating income	15,127.8	31.5	13,914.6	34.4	8.7
Consolidated net income	8,730.7	18.2	8,564.5	21.2	1.9
Majority interest net income	7,803.7	16.3	7,648.9	18.9	2.0
__________________
1 We present our fourth-quarter and full-year 2007 results in nominal terms to provide additional comparison with our fourth-quarter and full year 2008 results. Results are explained comparing nominal fourth-quarter and full-year figures for each year.

Consolidated net sales increased 18.6% to Ps.47,972.3 million in 2008 compared with Ps.40,465.5 million in 2007. This increase was attributable to revenue growth in our Cable and Telecom, Television Broadcasting, Sky, Other Businesses, Publishing, Pay Television Networks, and Programming Exports segments.

Consolidated operating income increased 8.7% to Ps.15,127.8 million in 2008 compared with Ps.13,914.6 million in 2007. This increase was attributable to higher sales that were partially offset by higher cost of sales, operating expenses, and depreciation and amortization.

Majority interest net income increased 2% to Ps.7,803.7 million in 2008 compared with Ps.7,648.9 million in 2007. The net increase of Ps.154.8 million primarily reflected a Ps.1,213.2 million increase in operating income. This favorable variance was offset by i) a Ps.23.1 million increase in other expense, net; ii) a Ps.425.1 million increase in integral cost of financing; iii) a Ps.315.8 million increase in equity in losses of affiliates, net; iv) a Ps.283 million increase in income taxes; and v) a Ps.11.4 million increase in minority interest net income.

Fourth-Quarter Results by Business Segment in Nominal Terms

The following table presents fourth-quarter results ended December 31, 2008 and 2007, for each of our business segments. Results for the fourth-quarter 2007 and 2008 are presented in millions of nominal Mexican pesos.

Net Sales	4Q 2008%		4Q 2007%		Inc. %
Television Broadcasting	6,710.3	45.5	6,529.6	52.5	2.8
Pay Television Networks	699.3	4.7	513.4	4.1	36.2
Programming Exports	735.8	5.0	527.2	4.2	39.6
Publishing	1,144.1	7.8	1,075.3	8.6	6.4
Sky	2,412.5	16.4	2,168.4	17.4	11.3
Cable and Telecom	2,181.6	14.8	821.6	6.6	165.5
Other Businesses[1]	857.7	5.8	814.7	6.6	5.3
Segment Net Sales	14,741.3	100.0	12,450.2	100.0	18.4
Intersegment Operations[2]	(269.7)		(276.4)		2.4
Consolidated Net Sales	14,471.6		12,173.8		18.9

Operating Segment Income (Loss)[3]	4Q 2008	Margin %	4Q 2007	Margin %	Inc. %
Television Broadcasting	3,479.7	51.9	3,344.6	51.2	4.0
Pay Television Networks	429.8	61.5	327.4	63.8	31.3
Programming Exports	328.2	44.6	208.2	39.5	57.6
Publishing	265.8	23.2	258.0	24.0	3.0
Sky	1,085.7	45.0	1,014.0	46.8	7.1
Cable and Telecom	682.4	31.3	281.7	34.3	142.2
Other Businesses[1]	(163.2)	(19.0)	(56.4)	(6.9)	(189.4)
Operating Segment Income	6,108.4	41.4	5,377.5	43.2	13.6
Corporate Expenses	(144.2)		(91.4)		(57.8)
Depreciation and Amortization	1,205.3		890.3		35.4
Consolidated Operating Income	4,758.9	32.9	4,395.8	36.1	8.3

[1] Our Publishing Distribution segment is now included under Other Businesses
[2] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[3] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Full-Year Results by Business Segment in Nominal Terms

The following table presents full-year results ended December 31, 2008 and 2007, for each of our business segments. Results for the full-year 2007 and 2008 are presented in millions of nominal Mexican pesos.

Net Sales	2008	%	2007	%	Inc. %
Television Broadcasting	21,460.7	43.7	20,501.7	49.3	4.7
Pay Television Networks	2,212.5	4.5	1,815.5	4.4	21.9
Programming Exports	2,437.2	5.0	2,213.4	5.3	10.1
Publishing	3,700.4	7.5	3,273.8	7.9	13.0
Sky	9,162.2	18.7	8,225.6	19.8	11.4
Cable and Telecom	6,623.4	13.5	2,560.3	6.1	158.7
Other Businesses[1]	3,498.5	7.1	2,982.7	7.2	17.3
Segment Net Sales	49,094.9	100.0	41,573.0	100.0	18.1
Intersegment Operations[2]	(1,122.6)		(1,107.5)		(1.4)
Consolidated Net Sales	47,972.3		40,465.5		18.6

Operating Segment Income (Loss)[3]	2008	Margin %	2007	Margin %	Inc. %
Television Broadcasting	10,504.9	48.9	10,018.9	48.9	4.9
Pay Television Networks	1,378.2	62.3	1,128.0	62.1	22.2
Programming Exports	1,076.8	44.2	1,008.7	45.6	6.8
Publishing	648.6	17.5	624.8	19.1	3.8
Sky	4,416.8	48.2	3,952.3	48.0	11.8
Cable and Telecom	2,134.8	32.2	928.3	36.3	130.0
Other Businesses[1]	(242.9)	(6.9)	(228.8)	(7.7)	(6.2)
Operating Segment Income	19,917.2	40.6	17,432.2	41.9	14.3
Corporate Expenses	(478.3)		(360.5)		(32.7)
Depreciation and Amortization	4,311.1		3,157.1		36.6
Consolidated Operating Income	15,127.8	31.5	13,914.6	34.4	8.7

[1] Our Publishing Distribution segment is now included under Other Businesses
[2] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[3] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Television Broadcasting
Fourth-quarter sales increased 2.8% compared with the same period of 2007.

Full-year sales increased 4.7% to Ps.21,460.7 million compared with Ps.20,501.7 million in 2007. The annual increase was driven by strong ratings primarily in prime time and by our broadcast of the 2008 Olympic Games.

Fourth-quarter operating segment income increased 4% compared with the same period of 2007, and the margin was 51.9%.

Full-year operating segment income increased 4.9% to Ps.10,504.9 million compared with Ps.10,018.9 million in 2007; the margin was 48.9%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses.

Pay Television Networks
Fourth-quarter sales increased 36.2% compared with the same period of 2007.

Full-year sales increased 21.9% to Ps.2,212.5 million compared with Ps.1,815.5 million in 2007. The annual increase was driven by higher revenues from channels sold in Mexico and abroad and higher advertising sales.

Fourth-quarter operating segment income increased 31.3% compared with the same period of 2007, and the margin was 61.5%.

Full-year operating segment income increased 22.2% to Ps.1,378.2 million compared with Ps.1,128 million in 2007, reaching a record-high margin of 62.3%. This increase reflects higher sales that were partially offset by an increase in cost of sales and operating expenses.

Programming Exports
Fourth-quarter sales increased 39.6% compared with the same period of 2007.

Full-year sales increased 10.1% to Ps.2,437.2 million compared with Ps.2,213.4 million in 2007. The annual increase was attributable to i) an increase in royalties from Univision, which amounted to US$146.5 million; ii) higher programming sales to Latin America; and iii) a positive translation effect on foreign-currency-denominated sales amounting to Ps.83.4 million. This increase was partially offset by lower sales in Europe, Asia and Africa.

Fourth-quarter operating segment income increased 57.6% compared with the same period of 2007, and the margin reached a record-high of 44.6%.

Full-year operating segment income increased 6.8% to Ps.1,076.8 million compared with Ps.1,008.7 million in 2007, and the margin was 44.2%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing
Fourth-quarter sales increased 6.4% compared with the same period of 2007.

Full-year sales increased 13% to Ps.3,700.4 million compared with Ps.3,273.8 million in 2007. The annual increase was driven by i) higher revenues from magazine circulation and advertising pages sold abroad partly due to the consolidation of Editorial Atlántida beginning in September 2007; ii) a greater number of advertising pages sold in Mexico; and iii) a positive translation effect on foreign-currency-denominated sales amounting to Ps.40.4 million.

Fourth-quarter operating segment income increased 3% compared with the same period of 2007, and the margin was 23.2%.

Full-year operating segment income increased 3.8% to Ps.648.6 million compared with Ps.624.8 million in 2007, and the margin was 17.5%. This increase reflects higher sales that were partially offset by higher cost of sales and operating expenses.

Sky
Fourth-quarter sales increased 11.3% compared with the same period of 2007.

Full-year sales increased 11.4% to Ps.9,162.2 million compared with Ps.8,225.6 million in 2007. The annual increase was driven by i) an increase in the subscriber base in Mexico; ii) growth of Sky operations in Central America; and iii) higher advertising revenues. As of December 31, 2008, the number of gross active subscribers increased to 1,759,801 (including 128,937 commercial subscribers), compared with 1,585,109 (including 103,127 commercial subscribers) as of December 31, 2007.

Fourth-quarter operating segment income increased 7.1% compared with the same period of 2007, and the margin was 45%.

Full-year operating segment income increased 11.8% to Ps.4,416.8 million compared with Ps.3,952.3 million in 2007, and the margin increased to a full-year record high of 48.2%. This increase reflects higher sales that were partially offset by higher cost of sales and operating expenses.

Cable and Telecom
Fourth-quarter sales increased 165.5% compared with the same period of 2007. Bestel’s sales for the quarter increased by Ps.389.7 million.

Full-year sales increased 158.7% to Ps.6,623.4 million compared with Ps.2,560.3 million in 2007. This annual increase was attributable to i) a 21.3% increase in sales of Cablevisión, driven mainly by a 21.6% increase in revenue generating units (RGUs); ii) the consolidation of Cablemás starting in June 2008, which represented incremental revenue of Ps.1,871 million; and iii) the consolidation of Bestel starting in December 2007, which experienced growth in sales of Ps.1,685.5 million.

Fourth-quarter operating segment income increased 142.2% compared with the same period of 2007, yielding a margin of 31.3%. Bestel reported an increase in operating segment income of Ps.89.8 million.

Full-year operating segment income increased 130% to Ps.2,134.8 million compared with Ps.928.3 million in 2007, and the margin was 32.2%. These results reflect higher sales, including operating segment income of Ps.638 million from the consolidation of Cablemás and an increase in Bestel’s operating segment income of Ps.285.9 million, that were partially offset by an increase in cost of sales as well as programming and advertising expenses.

The following table sets forth the breakdown of subscribers, as well as operating results for Cablevisión and Cablemás, stated in millions of nominal Mexican pesos.

2008	Cablevisión	Cablemás[1]
Video	590,690	851,172
Internet	199,731	242,708
Telephony	54,068	76,112
RGUs	844,489	1,169,992
2008
Revenue	2,882.7	1,871.0
Operating Segment Income	1,158.4	638.0
Margin (%)	40.2	34.1
4Q 2008
Revenue	783.4	824.3
Operating Segment Income	271.3	268.8
Margin (%)	34.6	32.6
                                                          1 Results for Cablemás only include amounts consolidated by the Company

Other Businesses
Fourth-quarter sales increased 5.3% compared with the same period of 2007.

Full-year sales increased 17.3% to Ps.3,498.5 million compared with Ps.2,982.7 million in 2007. The annual increase was driven by higher sales in our gaming, feature-film distribution, radio and publishing distribution businesses which were partially offset by a decrease in sales in our soccer and internet businesses.

Fourth-quarter operating segment loss increased 189.4% compared with the same period of 2007.

Full-year operating segment loss increased 6.2% to Ps.242.9 million compared with Ps.228.8 million in 2007, reflecting higher cost of sales and operating expenses that were partially offset by higher sales.

We have negotiated an orderly termination of the contract with Scientific Games, our technology partner for the operations of our online lottery business. We are reformulating the strategy of this operation.

Corporate Expenses
Share-based compensation expense in 2008 and 2007 amounted to Ps.222 million and Ps.137.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period in majority stockholders’ equity.

Non-operating Results in Nominal Terms

Other expense, net
Other expense, net, included primarily impairment adjustments to intangible assets, professional services in connection with certain litigation, donations and other income derived from a litigation settlement in January 2009.

Other expense, net, increased by Ps.23.1 million, or 2.5%, to Ps.952.1 million for the year ended December 31, 2008, compared with Ps.929 million for the year ended December 31, 2007. This increase primarily reflected i) the absence of other income derived from the cancellation in 2007 of an option to acquire an equity stake in the parent company of the controlling partners of La Sexta; ii) an increase in professional services in connection with certain litigation; and iii) higher non-cash impairment adjustments made to the carrying value of trademarks in our Publishing segment and goodwill of certain businesses in our Television Broadcasting segment. These unfavorable variances were partially offset by the absence of a loss on disposition of shares in connection with the sale of our interest in Univision during the first quarter of 2007, as well as US$19 million in other income resulting from the January 2009 litigation settlement with Univision.

Integral cost of financing
The following table sets forth integral cost of financing stated in millions of nominal Mexican pesos for the years ended December 31, 2008 and 2007.

	2008	2007	Increase (decrease)
Interest expense	2,816.4	2,134.5	681.9
Interest income	(1,299.8)	(1,807.1)	507.3
Foreign exchange gain, net	(685.7)	(211.1)	(474.6)
Loss from monetary position, net	-	289.5	(289.5)
Integral cost of financing	830.9	405.8	425.1

The net expense attributable to integral cost of financing increased by Ps.425.1 million, to Ps.830.9 million for the year ended December 31, 2008 from Ps.405.8 million for the year ended December 31, 2007. This increase reflected primarily i) a Ps.681.9 million increase in interest expense, due primarily to a higher principal amount of long-term debt in 2008; and ii) a Ps.507.3 million decrease in interest income explained mainly by a reduction of interest rates applicable to foreign currency temporary investments in 2008.  These variances were partially offset by i) a Ps.474.6 million increase in foreign exchange gain resulting principally from a gain derived from foreign currency swap contracts, which effect was partially offset by the impact in 2008 of the depreciation of the Mexican peso against the U.S. dollar on our net U.S. dollar liability position; and ii) the absence in 2008 of a Ps.289.5 million loss from monetary position recognized in 2007, as we ceased recognizing the effects of inflation in financial information effective January 1, 2008, in accordance with the guidelines provided by Mexican FRS.

Equity in losses of affiliates, net
Equity in losses of affiliates is comprised mainly by the equity in losses of La Sexta, our 40% interest in a free-to-air television channel in Spain, and Volaris, our 25% interest in a low-cost carrier airline with a concession to operate in Mexico.

Equity in losses of affiliates, net, increased by Ps.315.8 million, or 43%, to Ps.1,049.9 million in 2008 compared with Ps.734.1 million in 2007. This increase reflected primarily an increase in equity in losses of La Sexta and Volaris. This variance was partially offset by an increase in equity in income of OCEN, our 40% interest in a live entertainment business in Mexico.

Income taxes
Income taxes increased by Ps.283 million, or 8.6%, to Ps.3,564.2 million in 2008 from Ps.3,281.2 million in 2007. This increase reflected a higher corporate income tax base.

Minority interest net income
Minority interest net income increased by Ps.11.4 million, or 1.2%, to Ps.927 million in 2008, from Ps.915.6 million in 2007. This increase primarily reflected a higher portion of consolidated net income attributable to interests held by minority equity owners in our Sky segment, which was partially offset by a lower portion of consolidated net income attributable to interests held by minority stockholders in our Cable and Telecom segment.

Other Relevant Information

Capital expenditures and investments
During 2008, we invested approximately US$489.7 million in property, plant and equipment as capital expenditures, of which approximately US194.2 million corresponded to our Cable and Telecom business, US$114 million to Sky, and US$39.6 million to Gaming. The remaining US$141.9 million are related to our Television Broadcasting and other businesses.

Our investment in property, plant and equipment during 2008 in our Cable and Telecom segment includes approximately US$95.3 million for Cablevisión, US$81.7 million for Cablemás, and US$17.2 million for Bestel.

Debt and satellite transponder lease obligation
The following table sets forth our total consolidated debt and satellite transponder lease obligation as of December 31, 2008 and 2007. Amounts as of December 31, 2008 and 2007, are stated in millions of nominal Mexican pesos.

	December 31, 2008	December 31, 2007	Increase (decrease)
Current portion of long-term debt	2,283.2	488.7	1,794.5
Long-term debt (excluding current portion)	36,679.9	25,307.2	11,372.7
	38,963.1	25,795.9	13,167.2
Current portion of satellite transponder lease obligation	138.8	97.7	41.1
Long-term satellite transponder lease obligation (excluding current portion)	1,172.9	1,035.1	137.8
	1,311.7	1,132.8	178.9

As of December 31, 2008 and 2007, our consolidated net cash position (cash and cash equivalents, temporary investments, and long-term investments less total debt) was Ps.3,750.3 million and Ps.4,034.2 million, respectively. Long-term investments as of December 31, 2008 and 2007 amounted to Ps.809 million and Ps.2,525.2 million, respectively.

Share buyback program
During 2008, we repurchased 23.1 million CPOs in the aggregate amount of Ps.1,112.5 million.

Advertising Sales Plan
As of December 31, 2008, we had received aggregate upfront advertising deposits for television advertising of approximately Ps.16,881.6 million in nominal terms, representing a 4.0% increase in nominal terms compared with the prior year. Approximately 67.8% of the advance deposits as of December 31, 2008, were in the form of short-term, non-interest-bearing notes receivable maturing the following year, with the remainder consisting of cash deposits. The weighted-average maturity of these notes was 4.0 months.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in 2008, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 73.9%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 71.2%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 72.3%.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Millions of Mexican Pesos*)

ASSETS	December 31, 2008 (Unaudited)		December 31, 2007 (Audited) **
Current:
Cash and cash equivalents	Ps.	35,106.1	Ps.	25,479.5
Temporary investments		6,798.3		1,825.4
		41,904.4		27,304.9
Trade notes and accounts receivable, net		18,199.9		17,294.7
Other accounts and notes receivable, net		2,342.2		2,536.8
Due from affiliated companies		161.8		195.0
Transmission rights and programming		3,343.4		3,154.7
Inventories		1,612.0		834.0
Other current assets		1,105.9		653.3
Total current assets		68,669.6		51,973.4

Derivative financial instruments		2,316.6		53.5
Transmission rights and programming		6,324.8		5,252.7
Investments		3,348.6		8,115.6
Property, plant, and equipment, net		30,082.3		25,171.3
Intangible assets and deferred charges, net		12,072.2		8,098.7
Other assets		70.8		38.3
Total assets	Ps.	122,884.9	Ps.	98,703.5

*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts stated in the consolidated balance sheet as of December 31, 2007, are stated in millions of Mexican pesos in purchasing power as of that date.
**Reclassifications have been made to the condensed consolidated balance sheet as of December 31, 2007, to make it comparable with the presentation of the condensed consolidated balance sheet as of December 31, 2008.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008, AND DECEMBER 31, 2007
(Millions of Mexican Pesos*)

	December 31,		December 31,
	2008		2007
LIABILITIES	(Unaudited)		(Audited)**

Current:
Current portion of long-term debt	Ps.	2,283.2	Ps.	488.7
Current portion of satellite transponder lease obligation		138.8		97.7
Trade accounts payable		6,396.6		4,457.5
Customer deposits and advances		18,098.6		17,145.1
Taxes payable		830.1		684.5
Accrued interest		439.8		307.8
Employee benefits		200.0		255.6
Due to affiliated companies		27.7		127.2
Other accrued liabilities		2,295.5		1,833.9
Total current liabilities		30,710.3		25,398.0
Long-term debt, net of current portion		36,679.9		25,307.2
Derivative financial instruments		604.6		84.4
Satellite transponder lease obligation, net of current portion		1,172.9		1,035.1
Customer deposits and advances, non current		589.4		2,665.2
Other long-term liabilities		3,225.5		1,975.6
Deferred taxes		2,265.2		1,272.8
Retirement and termination employee benefits		352.4		314.9
Total liabilities		75,600.2		58,053.2

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,061.0		10,267.6
Additional paid-in capital		4,547.9		4,547.9
		14,608.9		14,815.5
Retained earnings:
Legal reserve		2,135.4		2,135.4
Reserve for repurchase of shares		-		1,240.9
Unappropriated earnings		19,595.3		21,713.4
Net income for the year		7,803.7		8,082.5
		29,534.4		33,172.2
Accumulated other comprehensive income (loss), net		3,207.3		(3,009.5)
Shares repurchased		(5,308.4)		(7,939.1)
		27,433.3		22,223.6
Total majority interest		42,042.2		37,039.1
Minority interest		5,242.5		3,611.2
Total stockholders' equity		47,284.7		40,650.3
Total liabilities and stockholders' equity	Ps.	122,884.9	Ps.	98,703.5

*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts stated in the consolidated balance sheet as of December 31, 2007, are stated in millions of Mexican pesos in purchasing power as of that date.
**Reclassifications have been made to the condensed consolidated balance sheet as of December 31, 2007, to make it comparable with the presentation of the condensed consolidated balance sheet as of December 31, 2008.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Millions of Mexican Pesos)

	Three months ended December 31,
	2008		2007		2007
	(Unaudited*)		(Unaudited*)		(Nominal**)

Net sales	Ps.	14,471.6	Ps.	12,407.4	Ps.	12,173.8

Cost of sales[1]		6,344.4		5,253.7		5,238.0

General expenses:
Selling[1]		1,270.3		985.1		981.9
Administrative[1]		892.7		670.4		667.8
Depreciation and amortization		1,205.3		894.8		890.3
Operating income		4,758.9		4,603.4		4,395.8
Other expense, net		338.0		123.8		123.1
Integral cost of financing:
Interest expense		843.5		701.2		697.6
Interest income		(213.9)		(530.2)		(527.4)
Foreign exchange (gain) loss, net		(1,129.1)		15.3		15.2
Loss from monetary position, net		-		124.8		124.1
		(499.5)		311.1		309.5
Equity in losses of affiliates, net		613.1		226.2		225.0
Income before income taxes		4,307.3		3,942.3		3,738.2
Income taxes		1,347.1		903.3		898.8
Consolidated net income		2,960.2		3,039.0		2,839.4
Minority interest net income		117.8		204.4		203.4
Majority interest net income	Ps.	2,842.4	Ps.	2,834.6	Ps.	2,636.0

1 Excluding depreciation and amortization.
*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts stated in the consolidated statement of income for the three months ended December 31, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.
**We also present our fourth-quarter 2007 results in nominal terms to provide additional comparison with our fourth-quarter 2008 results.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Millions of Mexican Pesos)

	Year ended December 31,
	2008		2007		2007
	(Unaudited*)		(Audited*)		(Nominal**)

Net sales	Ps.	47,972.3	Ps.	41,561.5	Ps.	40,465.5

Cost of sales[1]		21,556.0		18,128.0		17,777.2

General expenses:
Selling[1]		3,919.2		3,277.5		3,214.4
Administrative[1]		3,058.2		2,452.0		2,402.2
Depreciation and amortization		4,311.1		3,223.1		3,157.1
Operating income		15,127.8		14,480.9		13,914.6
Other expense, net		952.1		953.4		929.0
Integral cost of financing:
Interest expense		2,816.4		2,177.0		2,134.5
Interest income		(1,299.8)		(1,844.7)		(1,807.1)
Foreign exchange gain, net		(685.7)		(215.9)		(211.1)
Loss from monetary position, net		-		293.8		289.5
		830.9		410.2		405.8
Equity in losses of affiliates, net		1,049.9		749.3		734.1
Income before income taxes		12,294.9		12,368.0		11,845.7
Income taxes		3,564.2		3,349.6		3,281.2
Consolidated net income		8,730.7		9,018.4		8,564.5
Minority interest net income		927.0		935.9		915.6
Majority interest net income	Ps.	7,803.7	Ps.	8,082.5	Ps.	7,648.9

1 Excluding depreciation and amortization.
*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts stated in the consolidated statement of income for the year ended December 31, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.
**We also present our results for the year ended December 31, 2007, in nominal terms to provide additional comparison with our results for the year ended December 31, 2008.

Fourth-Quarter Results by Business Segment

The following table presents fourth-quarter results ended December 31, 2008 and 2007, for each of our business segments. Results for the fourth-quarter 2007 are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2007, and results for the fourth-quarter 2008 are stated in millions of nominal Mexican pesos.

Net Sales	4Q 2008%		4Q 2007%		Inc. %
Television Broadcasting	6,710.3	45.5	6,756.5	53.3	(0.7)
Pay Television Networks	699.3	4.7	514.9	4.0	35.8
Programming Exports	735.8	5.0	529.9	4.2	38.9
Publishing	1,144.1	7.8	1,063.3	8.4	7.6
Sky	2,412.5	16.4	2,179.5	17.2	10.7
Cable and Telecom	2,181.6	14.8	825.5	6.5	164.3
Other Businesses1	857.7	5.8	815.5	6.4	5.2
Segment Net Sales	14,741.3	100.0	12,685.1	100.0	16.2
Intersegment Operations2	(269.7)		(277.7)		2.9
Consolidated Net Sales	14,471.6		12,407.4		16.6

Operating Segment Income (Loss)3	4Q 2008 Margin %		4Q 2007 Margin %		Inc. %
Television Broadcasting	3,479.7	51.9	3,557.0	52.6	(2.2)
Pay Television Networks	429.8	61.5	328.5	63.8	30.8
Programming Exports	328.2	44.6	209.7	39.6	56.5
Publishing	265.8	23.2	251.6	23.7	5.6
Sky	1,085.7	45.0	1,019.2	46.8	6.5
Cable and Telecom	682.4	31.3	283.0	34.3	141.1
Other Businesses1	(163.2)	(19.0)	(58.9)	(7.2)	(177.1)
Operating Segment Income	6,108.4	41.4	5,590.1	44.1	9.3
Corporate Expenses	(144.2)		(91.9)		(56.9)
Depreciation and Amortization	1,205.3		894.8		34.7
Consolidated Operating Income	4,758.9	32.9	4,603.4	37.1	3.4

[1] Our Publishing Distribution segment is now included under Other Businesses.
[2] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[3] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Full-Year Results by Business Segment

The following table presents full-year results ended December 31, 2008 and 2007, for each of our business segments. Results for the full-year 2007 are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2007, and results for the full-year 2008 are stated in millions of nominal Mexican pesos.

Net Sales	2008	%	2007	%	Inc. %
Television Broadcasting	21,460.7	43.7	21,213.2	49.7	1.2
Pay Television Networks	2,212.5	4.5	1,852.0	4.3	19.5
Programming Exports	2,437.2	5.0	2,262.1	5.3	7.7
Publishing	3,700.4	7.5	3,311.9	7.8	11.7
Sky	9,162.2	18.7	8,402.2	19.7	9.0
Cable and Telecom	6,623.4	13.5	2,611.6	6.1	153.6
Other Businesses1	3,498.5	7.1	3,039.6	7.1	15.1
Segment Net Sales	49,094.9	100.0	42,692.6	100.0	15.0
Intersegment Operations2	(1,122.6)		(1,131.1)		0.8
Consolidated Net Sales	47,972.3		41,561.5		15.4

Operating Segment Income (Loss)3	2008	Margin %	2007	Margin %	Inc. %
Television Broadcasting	10,504.9	48.9	10,518.1	49.6	(0.1)
Pay Television Networks	1,378.2	62.3	1,150.2	62.1	19.8
Programming Exports	1,076.8	44.2	1,032.0	45.6	4.3
Publishing	648.6	17.5	624.4	18.9	3.9
Sky	4,416.8	48.2	4,037.9	48.1	9.4
Cable and Telecom	2,134.8	32.2	947.2	36.3	125.4
Other Businesses1	(242.9)	(6.9)	(237.5)	(7.8)	(2.3)
Operating Segment Income	19,917.2	40.6	18,072.3	42.3	10.2
Corporate Expenses	(478.3)		(368.3)		(29.9)
Depreciation and Amortization	4,311.1		3,223.1		33.8
Consolidated Operating Income	15,127.8	31.5	14,480.9	34.8	4.5

[1] Our Publishing Distribution segment is now included under Other Businesses.
[2] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[3] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FIRST, SECOND, THIRD, AND FOURTH QUARTERS OF 20081:

SIGN-ON TO SIGN-OFF - 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	1Q08	Apr	May	Jun	2Q08	Jul	Aug	Sep	3Q08	Oct	Nov	Dec	4Q08	2008
Channel 2
Rating	10.6	11.8	11.2	11.2	11.9	11.5	11.2	11.5	11.4	11.1	11.8	11.4	12.4	12.0	11.5	12.0	11.5
Share (%)	29.0	32.0	30.8	30.6	33.2	31.7	31.0	32.0	31.6	31.2	33.1	32.0	34.7	33.2	33.7	33.9	32.1
Total Televisa(2)
Rating	26.2	27.0	26.0	26.4	26.1	25.9	25.8	26.0	26.4	25.6	25.9	26.0	26.2	25.7	24.7	25.6	26.0
Share (%)	71.4	72.9	71.9	72.1	73.1	71.78	71.42	72.1	73.5	71.8	72.8	72.7	73.2	71.4	72.4	72.3	72.3

PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAYS3

	Jan	Feb	Mar	1Q08	Apr	May	Jun	2Q08	Jul	Aug	Sep	3Q08	Oct	Nov	Dec	4Q08	2008
Channel 2
Rating	15.2	17.8	16.5	16.5	17.4	16.7	16.4	16.8	17.1	16.0	17.3	16.8	18.5	17.2	16.5	17.4	16.9
Share (%)	29.6	34.5	33.2	32.4	35.2	34.0	33.4	34.2	34.9	33.4	35.1	34.5	37.2	34.0	35.1	35.5	34.1
Total Televisa(2)
Rating	35.7	37.2	35.4	36.1	35.9	34.7	34.8	35.1	35.6	34.3	35.3	35.1	35.6	35.3	33.2	34.7	35.2
Share (%)	69.6	71.8	71.1	70.8	72.7	70.7	70.8	71.4	72.8	71.5	71.4	71.9	71.7	69.8	70.7	70.7	71.2

WEEKDAY PRIME TIME - 19:00 TO 23:00, MONDAY TO FRIDAYS3

	Jan	Feb	Mar	1Q08	Apr	May	Jun	2Q08	Jul	Aug	Sep	3Q08	Oct	Nov	Dec	4Q08	2008
Channel 2
Rating	19.0	24.9	23.3	22.4	23.0	22.6	22.0	22.5	21.9	20.5	20.8	21.1	22.4	21.2	19.7	21.1	21.8
Share (%)	31.6	40.5	40.6	37.6	40.8	40.2	39.2	40.1	39.3	37.3	37.3	38.0	39.5	36.7	36.9	37.7	38.3
Total Televisa(2)
Rating	41.5	45.3	43.4	43.4	43.0	42.0	41.6	42.2	42.0	40.6	41.4	41.3	42.3	42.3	38.6	41.1	42.0
Share (%)	69.2	73.7	75.5	72.8	76.4	74.5	74.1	75.0	75.4	73.9	74.2	74.5	74.5	73.3	72.1	73.3	73.9

[1]
National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

[2]
"Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

[3]	"Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 3, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President